ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2021	2020	$	cc(1)

Net sales to third parties	2,134	1,925	11	13	8,222	6,763	22	20
Gross profit	1,206	875	38	41	4,652	2,940	58	56
Operating income/(loss)	182	141	29	41	580	(482)	nm	nm
Operating margin (%)	8.5	7.3			7.1	(7.1)
Net income/(loss)	139	95	46	58	376	(531)	nm	nm
Basic earnings/(loss) per share ($)	0.28	0.19	47	58	0.77	(1.09)	nm	nm
Diluted earnings/(loss) per share ($)	0.28	0.19	47	58	0.76	(1.09)	nm	nm

Core results(1)
Core operating income	348	287	21	27	1,443	789	83	78
Core operating margin (%)	16.3	14.9			17.6	11.7
Core net income	275	203	35	42	1,063	512	108	102
Core basic earnings per share ($)	0.56	0.41	37	41	2.17	1.05	107	101
Core diluted earnings per share ($)	0.56	0.41	37	41	2.15	1.04	107	101
nm = not meaningful
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

All comments below focus on constant currencies (cc) movements unless otherwise noted.
Net sales by segment

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2021	2020	$	cc(1)

Surgical
Implantables	416	350	19	21	1,522	1,126	35	34
Consumables	639	587	9	11	2,388	1,952	22	21
Equipment/other	204	191	7	8	793	632	25	24
Total Surgical	1,259	1,128	12	14	4,703	3,710	27	25

Vision Care
Contact lenses	533	490	9	11	2,139	1,838	16	15
Ocular health	342	307	11	13	1,380	1,215	14	12
Total Vision Care	875	797	10	12	3,519	3,053	15	14
Net sales to third parties	2,134	1,925	11	13	8,222	6,763	22	20
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Fourth quarter
Surgical
Surgical net sales were $1.3 billion (+12%, +14% cc), with increases in all three categories driven by product innovation and continuing market recovery from the COVID-19 pandemic. Market improvements in the current quarter reflect the recovery in the United States and continuing recovery across international markets. Implantables net sales increased (+19%, +21% cc), reflecting market improvements and ongoing adoption of advanced technology intraocular lenses, led by the launch of Vivity. Consumables net sales increased (+9%, +11% cc), primarily due to market improvements over the prior year period. Equipment/other net sales increased (+7%, +8% cc), primarily driven by demand for cataract equipment.
Vision Care
Vision Care net sales were $0.9 billion (+10%, +12% cc), with increases in both categories driven by product innovation and continuing market recovery from COVID-19. Contact lenses net sales increased (+9%, +11% cc) led by growth in silicone hydrogel daily contact lenses, including Precision1, Precision1 for Astigmatism, and Dailies Total1, and continuing recovery in international markets. Ocular health net sales increased (+11%, +13% cc), led by Systane and sales of Simbrinza following our recent acquisition of the US commercialization rights.
Full year
Surgical
Surgical net sales were $4.7 billion (+27%, +25% cc), with increases in all three categories as sales in the prior year period were heavily impacted by COVID-19. Market improvements in the current year period reflect strong recovery in the United States with varied paces of recovery in international markets. Implantables net sales increased (+35%, +34% cc), reflecting market improvements and ongoing adoption of advanced technology intraocular lenses, including the launch of Vivity and continued demand for PanOptix. Consumables net sales increased (+22%, +21% cc), primarily due to market improvements over the prior year period. Equipment/other net sales increased (+25%, +24% cc), primarily driven by demand for cataract and refractive equipment and other refractive products.

Vision Care
Vision Care net sales were $3.5 billion (+15%, +14% cc), with increases in both categories as sales in the prior year were heavily impacted by COVID-19. Contact lenses net sales increased (+16%, +15% cc), reflecting strong recovery in the United States with varied paces of recovery in international markets and growth in silicone hydrogel daily contact lenses, including Precision1, Precision1 for Astigmatism and Dailies Total1. Ocular health net sales increased (+14%, +12% cc), led by Systane, growth of Pataday, primarily due to the recent launch of Pataday Extra Strength, and sales of Simbrinza following our recent acquisition of the US commercialization rights.

Operating income/(loss)

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2021	2020	$	cc(1)

Gross profit	1,206	875	38	41	4,652	2,940	58	56
Selling, general & administration	(813)	(737)	(10)	(12)	(3,076)	(2,694)	(14)	(13)
Research & development	(180)	(155)	(16)	(17)	(842)	(673)	(25)	(25)
Other income	25	210	(88)	(88)	43	235	(82)	(82)
Other expense	(56)	(52)	(8)	(6)	(197)	(290)	32	33
Operating income/(loss)	182	141	29	41	580	(482)	nm	nm
Operating margin (%)	8.5	7.3			7.1	(7.1)

Core results(1)
Core gross profit	1,340	1,189	13	15	5,216	4,092	27	26
Core operating income	348	287	21	27	1,443	789	83	78
Core operating margin (%)	16.3	14.9			17.6	11.7
nm = not meaningful
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Operating income was $182 million (+29%, +41% cc), compared to $141 million in the prior year period. Higher sales and lower amortization for intangible assets as certain intangible assets have become fully amortized were partially offset by higher marketing and selling expenses to support higher sales as markets recover and to support new product launches, and higher associate short-term incentive benefits in line with company performance. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $30 million for manufacturing plants operating at below normal capacity due to COVID-19, a $49 million intangible asset impairment and higher inventory provisions. The prior year period benefited from a $166 million gain on post-employment benefit plan amendments and a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at our spin-off (the "Spin-off") from Novartis AG ("Novartis" or "Former Parent"). There was a negative 0.6 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income in the current year period were $166 million, mainly due to $138 million of amortization. Adjustments to arrive at core operating income in the prior year period were $146 million, mainly due to $249 million of amortization and a $49 million impairment of an intangible asset, partially offset by a $166 million gain on post-employment benefit plan amendments.
Core operating income was $348 million (+21%, +27% cc), compared to $287 million in the prior year period. Higher sales and lower inventory provisions were partially offset by higher marketing and selling expenses to support higher sales as markets recover and to support new product launches, and higher associate short-term incentive benefits. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $30 million. There was a negative 0.5 percentage point impact on core operating margin from currency.
Full year
Operating income was $580 million, compared to a $482 million loss in the prior year period which was heavily impacted by COVID-19. Higher sales, lower amortization for intangible assets and lower separation costs were partially offset by higher marketing and selling expenses to support higher sales as markets recover and to support new product launches, increased investment in research and development, higher associate short-term incentive benefits, higher intangible asset impairments and an increase in legal items. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $120 million and increased provisions for expected credit losses due to COVID-19, increased inventory provisions and losses for manufacturing asset retirements. The prior year period benefited from a $154 million net gain on post-employment benefit plan amendments and a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement. There was a positive 0.4 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income in the current year were $863 million, mainly due to $529 million of amortization, $225 million in impairments of intangible assets, $68 million of transformation program costs, an increase of $50 million in legal items and $36 million of separation costs, partially offset by a $42 million benefit from fair value adjustments of contingent liabilities. Adjustments to arrive at core operating income in the prior year period were $1.3 billion, mainly due to $1.0 billion of amortization, $217 million of separation costs, $167 million in impairments of intangible assets and $49 million of transformation program costs, partially offset by a $154 million net gain on post-employment benefit plan amendments and a $63 million benefit from fair value adjustments to contingent liabilities.
Core operating income was $1.4 billion (+83%, +78% cc), compared to $789 million in the prior year period which was heavily impacted by COVID-19. Higher sales were partially offset by higher marketing and selling expenses to support higher sales as markets recover and to support new product launches, increased investment in research and development and higher associate short-term incentive benefits. The prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies of $120 million and provisions for expected credit losses due to COVID-19 and higher inventory provisions. There was a positive 0.3 percentage point impact on core operating margin from currency.

Segment contribution
For additional information regarding segment contribution, please refer to Note 4 to the Condensed Consolidated Interim Financial Statements.

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2021	2020	$	cc(1)

Surgical segment contribution	304	252	21	25	1,184	672	76	72
As % of net sales	24.1	22.3			25.2	18.1
Vision Care segment contribution	133	106	25	31	604	419	44	41
As % of net sales	15.2	13.3			17.2	13.7
Not allocated to segments	(255)	(217)	(18)	(17)	(1,208)	(1,573)	23	23
Operating income/(loss)	182	141	29	41	580	(482)	nm	nm
Core adjustments(1)	166	146			863	1,271
Core operating income(1)	348	287	21	27	1,443	789	83	78
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Surgical
Surgical segment contribution was $304 million (+21%, +25% cc), compared to $252 million in the prior year period. Segment contribution margin increased with improved operating leverage from higher sales, partially offset by higher marketing and selling expenses, including support for new product launches and key products, and higher associate short-term incentive benefits. Gross margin in the prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies due to COVID-19. There was a negative 0.4 percentage point impact on segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $133 million (+25%, +31% cc), compared to $106 million in the prior year period. Segment contribution margin increased with improved operating leverage from higher sales, partially offset by higher marketing and selling expenses, including support for new product launches and key products, and higher associate short-term incentive benefits. Gross margin in the prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies due to COVID-19 and higher inventory provisions. There was a negative 0.4 percentage point impact on segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $255 million (-18%, -17% cc), compared to $217 million in the prior year period. The increase in amounts not allocated was primarily driven by a $166 million gain on post-employment benefit plan amendments in the prior year and a benefit from fair value adjustments of contingent consideration liabilities in the prior year, partially offset by lower amortization and lower impairments of intangible assets in the current year.
Full year
Surgical
Surgical segment contribution was $1.2 billion (+76%, +72% cc), compared to $672 million in the prior year period which was impacted by COVID-19. Segment contribution margin increased with improved operating leverage from higher sales, partially offset by higher associate short-term incentive benefits. The prior year period segment contribution margin was impacted by unabsorbed fixed overhead costs and labor inefficiencies and increased provisions for expected credit losses due to COVID-19. There was a positive 0.3 percentage point impact on segment contribution margin from currency.

Vision Care
Vision Care segment contribution was $604 million (+44%, +41% cc), compared to $419 million in the prior year period which was impacted by COVID-19. Segment contribution margin increased with improved operating leverage from higher sales, partially offset by higher marketing and selling expenses, including support for new product launches and key products, and higher associate short-term incentive benefits. Gross margin in the prior year period was impacted by unabsorbed fixed overhead costs and labor inefficiencies due to COVID-19 and higher inventory provisions. There was a positive 0.2 percentage point impact on segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $1.2 billion (+23%, +23% cc), compared to $1.6 billion in the prior year period. The decrease in amounts not allocated was primarily driven by lower amortization and separation costs in the current year period, partially offset by higher intangible asset impairments and an increase in legal items. The prior year period also included a benefit from a net gain on post-employment benefit plan amendments.

Non-operating income & expense

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(1)	2021	2020	$	cc(1)

Operating income/(loss)	182	141	29	41	580	(482)	nm	nm
Interest expense	(28)	(31)	10	8	(120)	(124)	3	3
Other financial income & expense	(13)	(6)	(117)	(119)	(42)	(29)	(45)	(41)
Income/(loss) before taxes	141	104	36	51	418	(635)	nm	nm
Taxes	(2)	(9)	78	33	(42)	104	nm	nm
Net income/(loss)	139	95	46	58	376	(531)	nm	nm
Basic earnings/(loss) per share ($)	0.28	0.19	47	58	0.77	(1.09)	nm	nm
Diluted earnings/(loss) per share ($)	0.28	0.19	47	58	0.76	(1.09)	nm	nm

Core results(1)
Core taxes	(32)	(47)	32	23	(218)	(124)	(76)	(72)
Core net income	275	203	35	42	1,063	512	108	102
Core basic earnings per share ($)	0.56	0.41	37	41	2.17	1.05	107	101
Core diluted earnings per share ($)	0.56	0.41	37	41	2.15	1.04	107	101
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

Fourth quarter
Interest expense
Interest expense was $28 million, compared to $31 million in the prior year period. The current year period had more favorable interest rates and lower interest expense from discounting of long-term contingent consideration liabilities.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $13 million, compared to $6 million in the prior year period.
Taxes
Tax expense was $2 million, compared to $9 million in the prior year period, primarily due to a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and a benefit associated with an agreement for the deductibility of a statutory expense in Switzerland related to fiscal year 2021. It is uncertain whether Alcon will obtain a similar benefit for the deductibility of this statutory expense in Switzerland in future years.
Adjustments to arrive at core tax expense in the current year period were $30 million, compared to $38 million in the prior year period, with the impact in both periods primarily related to the tax associated with operating income core adjustments. The prior year period also included impacts of discrete tax items.
Core tax expense was $32 million, compared to $47 million in the prior year period. The average core tax rate was 10.4% compared to 18.8% in the prior year period, primarily related to a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and a benefit associated with an agreement for the deductibility of a statutory expense in Switzerland.

Net income and earnings per share
Net income was $139 million, compared to $95 million in the prior year period. The change was mainly attributable to the increased operating income. The associated basic and diluted earnings per share were $0.28, compared to $0.19 in the prior year period.
Core net income was $275 million, compared to $203 million in the prior year period, primarily due to increased core operating income. The associated core basic and diluted earnings per share were $0.56, compared to $0.41 in the prior year period.
Full year
Interest expense
Interest expense was $120 million, compared to $124 million in the prior year period. The current year period had more favorable interest rates and lower interest expense from discounting of long-term contingent consideration liabilities, partially offset by interest for the senior notes issued in May 2020.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $42 million, compared with $29 million in the prior year period.
Taxes
Tax expense was $42 million, compared to a tax benefit of $104 million in the prior year period, primarily due to profitability in the current period compared to the prior period loss. The current period tax expense benefited from the pre-tax loss in the United States, which includes an impairment of intangible assets and legal items, partially offset by pre-tax income in other jurisdictions. The current year was also impacted by a benefit associated with an agreement for the deductibility of a statutory expense in Switzerland.
Adjustments to arrive at core tax expense in the current year period were $176 million, compared to $228 million in the prior year with the impact in both periods primarily driven by tax associated with operating income core adjustments.
Core tax expense was $218 million, compared to $124 million in the prior year period. The average core tax rate was 17.0% compared to 19.5% in the prior year period, primarily due to a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and a benefit associated with an agreement for the deductibility of a statutory expense in Switzerland.
Net income/(loss) and earnings/(loss) per share
Net income was $376 million, compared to a net loss of $531 million in the prior year period. The change was mainly attributable to the current year period operating income compared to the prior year period operating loss, partially offset by the tax expense in the current period compared to the prior period tax benefit. The associated basic and diluted earnings per share were $0.77 and $0.76, respectively, compared to a basic and diluted loss per share of $1.09 in the prior year period.
Core net income was $1.1 billion, compared to $512 million in the prior year period, primarily due to higher core operating income, partially offset by core tax expense. The associated core basic earnings per share were $2.17 compared to $1.05 in the prior year period, and core diluted earnings per share were $2.15 compared to $1.04 in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities amounted to $1.3 billion in 2021, compared to $823 million in the prior year period. The current year cash flows benefited from higher sales, lower separation spending and lower transformation payments, partially offset by increased discretionary spending and increased taxes paid due to timing of payments and increased profitability. Both periods were impacted by changes in net working capital and semi-annual interest payments.
Changes in net working capital in the current year were mainly driven by increases in inventories and trade receivables, partially offset by the net change in other operating liabilities and increases in trade payables. The increase in inventories was primarily associated with new product launches as well as to meet expected upcoming demand and to support supply chain continuity. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating liabilities was primarily related to accruals for associate short-term incentive benefits and revenue deductions, partially offset by payments for Value Added Tax ("VAT") and other payables. The increase in trade payables was primarily driven by increased discretionary spending. Changes in net working capital in the prior year period were mainly due to increases in inventories, partially offset by changes in other operating assets. The increase in inventories was primarily driven by inventory builds for new product launches and decreased demand due to the COVID-19 pandemic, while the reduction in other operating assets was due to decreases in the current portion of long-term receivables and finance lease agreements from customers and other receivables. There were also decreases in trade payables related to operating activities due to management of discretionary spending and decreases in trade receivables as collections outpaced new sales. The net change in other operating liabilities was driven by decreased accruals for associate short-term incentive benefits and for obligations under the employee matters agreement executed at Spin-off, partially offset by increases in accruals for taxes other than income taxes. Refer to Note 9 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital.
Net cash flows used in investing activities amounted to $1.2 billion in 2021, compared to $572 million in the prior year period, primarily due to the acquisition of exclusive US commercialization rights to Simbrinza and increased capital expenditures, including new contact lens manufacturing lines. Refer to Note 3 of the Condensed Consolidated Interim Financial Statements for additional information on the Simbrinza US commercialization rights acquisition.
Net cash flows used in financing activities amounted to $123 million in 2021, compared to net cash flows from financing activities of $466 million in the prior year period. Cash outflows in the current year primarily include lease payments, dividends paid, payment of certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from refinancing of local debt facilities in Japan. Cash inflows in the prior year period include the issuance of senior notes in May 2020, partially offset by repayments of current financial debts, realized foreign exchange losses, lease payments and withholding taxes paid upon net settlements of equity-based compensation.
Free cash flow (non-IFRS measure)
Free cash flow amounted to an inflow of $645 million in 2021, compared to an inflow of $350 million in the prior year period, driven by increased cash flows from operating activities, partially offset by increased purchases of property, plant and equipment.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Balance sheet
Assets
Total non-current assets were $22.6 billion as of December 31, 2021, in line with December 31, 2020. Property, plant and equipment increased $286 million primarily due to capital expenditures, partially offset by depreciation and foreign currency translation effects. There was a decrease of $332 million in Intangible assets other than goodwill primarily due to recurring amortization and asset impairments, partially offset by the acquisition of exclusive US commercialization rights to Simbrinza.
Total current assets were $5.4 billion as of December 31, 2021, an increase of $399 million when compared to $5.0 billion as of December 31, 2020. Inventories increased $255 million primarily associated with new product launches as well as to meet expected upcoming demand and to support supply chain continuity. Trade receivables increased $135 million primarily driven by higher sales.
Liabilities
Total non-current liabilities were $6.3 billion as of December 31, 2021, a decrease of $249 million when compared to $6.5 billion as of December 31, 2020. Provisions and other non-current liabilities decreased $120 million primarily related to reductions in pensions and post-employment benefit obligations and contingent consideration liabilities. Deferred tax liabilities decreased $170 million primarily related to recurring amortization of intangible assets and asset impairments.
Total current liabilities were $2.5 billion as of December 31, 2021, an increase of $214 million when compared to $2.3 billion as of December 31, 2020. Provisions and other current liabilities increased $207 million primarily related to accruals for associate short-term incentive benefits, legal items and revenue deductions, partially offset by VAT payments, settlement of contingent consideration obligations and other payables. Current income tax liabilities increased $38 million primarily driven by increased profitability, partially offset by tax payments. Trade payables increased $27 million primarily due to increased discretionary spending, partially offset by foreign currency translation effects. Current financial debts decreased $55 million primarily due to the payment of certain local debt facilities and the refinancing of local debt facilities in Japan.
Equity
Equity was $19.3 billion as of December 31, 2021, an increase of $434 million when compared to $18.8 billion as of December 31, 2020.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $2.5 billion as of December 31, 2021 decreased $59 million compared to $2.6 billion as of December 31, 2020. Alcon's liquidity amounted to $1.6 billion as of December 31, 2021, in line with December 31, 2020. Total financial debt amounted to $4.1 billion as of December 31, 2021, in line with December 31, 2020. The average maturity of financial debts outstanding as of December 31, 2021 is 8.0 years.
The $1 billion revolving credit facility remained undrawn as of December 31, 2021 and February 15, 2022. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Additional COVID-19 considerations
In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The pandemic triggered widespread shelter-in-place orders, business shutdowns and the deferral of non-urgent surgical procedures. Outbreaks of COVID-19 cases continued to occur in 2021 and localized responses remain unpredictable. The COVID-19 pandemic continued to have an impact on our financial results and operations in 2021, and it may continue to have an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
Associate safety
To protect our associates, we have implemented a response framework with required COVID-19 prevention, containment and mitigation measures. We are continuing to manage return to the workplace protocols in line with local conditions and CDC guidelines, and our sales and customer service teams are equipped with the tools to keep them healthy and safe, including pre-visit checklists and appropriate personal protective equipment (“PPE”). In addition, we encourage our associates to be vaccinated.
Net sales trends
Following a low point in the second quarter of 2020 due to the pandemic, net sales have improved with total net sales in 2021 showing growth compared to both 2020 and 2019, with a strong recovery in the United States and varying paces of recovery in international markets. We are encouraged by current trends in surgical procedures with the improved adoption of safety measures and the availability of vaccines. However, uncertainty remains as we expect the pace of recovery will continue to vary on a market by market basis, depending on existing capacity, differences between private and public channels, hospital and non-hospital settings, the nature of patient needs and sense of safety and availability of vaccines. Based on these factors, we believe we will likely see some lingering impact from COVID-19 through mid-2022.

Supply chain continuity
To protect our customers and the patients who depend on our products, we continue to manufacture and supply our products and are actively working to mitigate any potential supply chain disruptions. Prior to the current crisis, we developed a diverse manufacturing footprint, which has enabled us to maintain sufficient inventory on hand. We have enhanced our business continuity plans to ensure our supply chain is maintained. We have increased the levels of certain raw materials on hand for supply chain continuity. We generally target at least 12 weeks of customer-ready products in our supply chain and, for most of our products, we are at or close to this level. We are experiencing and expect to continue to experience inflationary pressures in electronic components, freight, labor, resins and plastics, which we continue to manage but anticipate may impact operating margin in 2022 despite price increases and productivity initiatives. We have also encountered supply chain challenges in certain components including microchips, resins and plastics, PPE, metals and filters. Our procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. We expect these supply chain challenges to continue through 2022. In addition, we have partnered with industry trade groups and the medical community as they developed new protocols to serve patients safely during the pandemic.
Financial measures
We ended 2021 with $1.6 billion in cash and cash equivalents. Further, collections and trade receivables have stabilized. However, we may see delays or reductions in collections in the coming months as we continue to work with our customers during this pandemic.
Because we believe the COVID-19 conditions are transitory, we are not making structural changes to our operational costs that could impede our ability to fully ramp up with the recovery across all geographic markets. We will continue to monitor trends and manage our discretionary spending in line with sales recovery.
Key assumptions
Management has assessed the past and potential impact of the adverse effects of COVID-19 on Alcon’s results of operations, cash flows and liquidity. The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the Condensed Consolidated Interim Financial Statements for the period ended December 31, 2021 required the use of significant estimates and assumptions pertaining to the impact of COVID-19 on Alcon's operations, results and liquidity. Key assumptions include:
•Customers in some geographies will continue to face COVID-19 challenges, including a resurgence of the virus and its variants;
•Global markets will grow over 2021 in line with historical averages;
•We will retain our associates and meet supplier obligations while managing discretionary costs; and
•Transformation and strategic investment priorities will continue.
Actual outcomes and results could differ materially from our estimates and assumptions. For example, extended or new COVID-19 related shut-down periods or slower recovery periods could result in supply chain disruptions, labor shortages, an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand and increased debt or impairments of assets. We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs and emerging market currencies.
Financial debts
Our financial debts do not have any major maturities before 2024 and do not contain any financial covenants. Our $1 billion revolving credit facility remained undrawn as of February 15, 2022 and there are no current limitations on our ability to borrow under the facility.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended December 31		Twelve months ended December 31
($ millions except earnings/(loss) per share)	Note	2021	2020	2021	2020
Net sales to third parties	4	2,134	1,925	8,222	6,763
Other revenues	4	15	15	69	70
Net sales and other revenues		2,149	1,940	8,291	6,833
Cost of net sales		(930)	(1,052)	(3,577)	(3,830)
Cost of other revenues		(13)	(13)	(62)	(63)
Gross profit		1,206	875	4,652	2,940
Selling, general & administration		(813)	(737)	(3,076)	(2,694)
Research & development		(180)	(155)	(842)	(673)
Other income		25	210	43	235
Other expense		(56)	(52)	(197)	(290)
Operating income/(loss)		182	141	580	(482)
Interest expense		(28)	(31)	(120)	(124)
Other financial income & expense		(13)	(6)	(42)	(29)
Income/(loss) before taxes		141	104	418	(635)
Taxes		(2)	(9)	(42)	104
Net income/(loss)		139	95	376	(531)

Earnings/(loss) per share ($)
Basic	5	0.28	0.19	0.77	(1.09)
Diluted	5	0.28	0.19	0.76	(1.09)

Weighted average number of shares outstanding (millions)
Basic	5	490.1	489.2	490.0	489.0
Diluted	5	494.2	492.4	493.4	489.0
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income/(Loss) (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2021	2020	2021	2020

Net income/(loss)	139	95	376	(531)
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	(21)	40	(58)	19
Total of items to eventually recycle	(21)	40	(58)	19
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	3	19	26	(14)
Fair value adjustments on equity securities, net of taxes(3)	—	—	—	(7)
Total of items never to be recycled	3	19	26	(21)
Total comprehensive income/(loss)	121	154	344	(533)
(1)Amounts are net of tax benefits of $2 million and $6 million for the three and twelve months ended December 31, 2021, respectively.
(2)Amounts are net of tax expense of $3 million and tax benefit of $5 million for the three months ended December 31, 2021 and 2020, respectively. Amounts are net of tax expense of $11 million and tax benefit of $13 million for the twelve months ended December 31, 2021 and 2020, respectively.
(3)Amount is net of tax benefit of $3 million for the twelve months ended December 31, 2020.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	December 31, 2021	December 31, 2020
Assets
Non-current assets
Property, plant & equipment		3,711	3,425
Right-of-use assets		372	358
Goodwill		8,905	8,905
Intangible assets other than goodwill	6	8,765	9,097
Deferred tax assets		409	399
Financial assets	8	217	218
Other non-current assets		234	211
Total non-current assets		22,613	22,613
Current assets
Inventories		1,899	1,644
Trade receivables		1,496	1,361
Income tax receivables		9	21
Cash and cash equivalents		1,575	1,557
Other current assets		407	404
Total current assets		5,386	4,987
Total assets		27,999	27,600

Equity and liabilities
Equity
Share capital		20	20
Reserves		19,236	18,802
Total equity		19,256	18,822
Liabilities
Non-current liabilities
Financial debts	7	3,966	3,949
Lease liabilities		339	315
Deferred tax liabilities		1,026	1,196
Provisions & other non-current liabilities		940	1,060
Total non-current liabilities		6,271	6,520
Current liabilities
Trade payables		903	876
Financial debts	7	114	169
Lease liabilities		67	70
Current income tax liabilities		187	149
Provisions & other current liabilities		1,201	994
Total current liabilities		2,472	2,258
Total liabilities		8,743	8,778
Total equity and liabilities		27,999	27,600
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2020	20	19,355	(25)	(72)	25	(72)	19,303
Net (loss)		(531)				—	(531)
Other comprehensive income/(loss)			(7)	(14)	19	(2)	(2)
Total comprehensive (loss)	—	(531)	(7)	(14)	19	(2)	(533)
Equity-based compensation		70				—	70
Other movements(2)		5		(23)		(23)	(18)
Total other movements	—	75	—	(23)	—	(23)	52
Balance as of December 31, 2020	20	18,899	(32)	(109)	44	(97)	18,822
Net income		376				—	376
Other comprehensive income/(loss)			—	26	(58)	(32)	(32)
Total comprehensive income	—	376	—	26	(58)	(32)	344
Dividends		(53)				—	(53)
Equity-based compensation		124				—	124
Other movements(2)		10		9		9	19
Total other movements	—	81	—	9	—	9	90
Balance as of December 31, 2021	20	19,356	(32)	(74)	(14)	(120)	19,256
(1)"Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. The current year primarily includes an adjustment to actuarial gains to recognize plan assets related to the separation of a pension plan in the Spin-off from Novartis but which were not previously recorded. The year ended December 31, 2020 includes an adjustment to actuarial (losses) for other post-employment benefit obligation assumption changes directly related to the Spin-off on April 9, 2019 but which was not recorded at that time.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Twelve months ended December 31
($ millions)	Note	2021	2020

Net income/(loss)		376	(531)
Adjustments to reconcile net income/(loss) to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	9.1	1,220	1,626
Equity-based compensation expense		138	105
Non-cash change in current and non-current provisions and other non-current liabilities		57	(106)
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		13	42
Interest expense		120	124
Other financial income & expense		42	29
Taxes		42	(104)
Interest received		3	5
Interest paid		(108)	(105)
Other financial payments		(7)	(5)
Taxes paid		(175)	(97)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		1,721	983
Net payments out of provisions and other cash movements in non-current liabilities		(62)	(115)
Change in net current assets and other operating cash flow items	9.2	(314)	(45)
Net cash flows from operating activities		1,345	823
Purchase of property, plant & equipment		(700)	(479)
Proceeds from sale of property, plant & equipment		—	6
Purchase of intangible assets		(480)	(88)
Purchase of financial assets		(19)	(11)
Proceeds from financial assets		1	—
Net cash flows used in investing activities		(1,198)	(572)
Dividends paid to shareholders of Alcon Inc.	5	(54)	—
Proceeds from non-current financial debts, net of issuance costs		52	744
Change in current financial debts		(43)	(139)
Lease payments		(72)	(69)
Other financing cash flows		(6)	(70)
Net cash flows (used in)/from financing activities		(123)	466
Effect of exchange rate changes on cash and cash equivalents		(6)	18
Net change in cash and cash equivalents		18	735
Cash and cash equivalents at January 1		1,557	822
Cash and cash equivalents at December 31		1,575	1,557
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 3 to the December 31, 2021 Consolidated Financial Statements in the Company’s 2021 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore the Condensed Consolidated Interim Financial Statements as of December 31, 2021 and 2020 and for the years then ended are derived from and should be read in conjunction with the annual Consolidated Financial Statements for the years ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income/(loss), and cash flows in accordance with IFRS.
2. Selected accounting policies
Alcon's principal accounting policies are set out in Note 3 to the Consolidated Financial Statements in the Form 20-F. The preparation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
As discussed in Note 3 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
Impact of the COVID-19 pandemic
In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The pandemic triggered widespread shelter-in-place orders, business shutdowns and the deferral of non-urgent surgical procedures. Outbreaks of COVID-19 cases continued to occur in 2021 and localized responses remain unpredictable. The COVID-19 pandemic continued to have an impact on our financial results and operations in 2021, and it may continue to have an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
We have analyzed the impact of the COVID-19 pandemic on our financial statements for the three and twelve months ended December 31, 2021 and 2020, respectively. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in the context of the unknown future impacts of COVID-19 using information reasonably available to us at this time. The accounting estimates and other matters assessed included, but were not limited to, provisions for expected credit losses, goodwill and other intangible assets, financial instruments, inventory provisions, associate benefits, income taxes and revenue recognition. Based on our assessment performed, the resulting provisions recorded were not material to our Condensed Consolidated Interim Financial Statements for the three or twelve months ended December 31, 2021 or 2020, respectively. However, the inherent uncertainties of COVID-19 including the duration, scope, and severity of the pandemic may result in actual outcomes that differ materially from our current assumptions and estimates.

3. Significant transactions
Significant transactions in 2021
Acquisition of Simbrinza US commercialization rights
On April 28, 2021, Alcon executed an Asset Purchase Agreement (“Agreement”) to acquire exclusive US commercialization rights to a pharmaceutical ophthalmic eye drop, Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis. Under the terms of the Agreement, Alcon paid $355 million at closing on June 8, 2021 and recognized the intangible asset acquisition as currently marketed products within the Vision Care reportable segment. After closing, Alcon and Novartis immediately began a transition period during which Novartis sold Simbrinza on Alcon's behalf. The transition period concluded during the third quarter of 2021 and Alcon has started to fully commercialize Simbrinza for the US market. Novartis retains all rights to Simbrinza® outside of the US.
Significant transactions in 2020
Series 2030 notes issuance
On May 27, 2020, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed an offering of $750 million of non-current financial debt consisting of 2.600% senior notes due 2030.
4. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation described in Note 1, and the selected accounting policies mentioned in Note 2 of these Condensed Consolidated Interim Financial Statements, are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, separation costs, transformation costs, fair value adjustments of contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, and certain other income and expense items.

General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements, integration related expenses and other income and expense items not attributed to a specific segment.
Net sales and other revenues by segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2021	2020	2021	2020
Surgical
Implantables	416	350	1,522	1,126
Consumables	639	587	2,388	1,952
Equipment/other	204	191	793	632
Total Surgical net sales to third parties	1,259	1,128	4,703	3,710
Vision Care
Contact lenses	533	490	2,139	1,838
Ocular health	342	307	1,380	1,215
Total Vision Care net sales to third parties	875	797	3,519	3,053
Total net sales to third parties	2,134	1,925	8,222	6,763
Vision Care other revenues	15	15	69	70
Total net sales and other revenues	2,149	1,940	8,291	6,833
Segment contribution and reconciliation to income/(loss) before taxes

	Three months ended December 31		Twelve months ended December 31
($ millions)	2021	2020	2021	2020
Segment contribution
Surgical	304	252	1,184	672
Vision Care	133	106	604	419
Total segment contribution	437	358	1,788	1,091
Not allocated to segments:
Amortization of intangible assets	(154)	(263)	(590)	(1,078)
Impairment charges on intangible assets	(2)	(49)	(225)	(167)
General & administration (corporate)	(59)	(58)	(251)	(232)
Separation costs	(13)	(36)	(36)	(217)
Transformation costs	(28)	(15)	(68)	(49)
Fair value adjustments of contingent consideration liabilities	—	24	42	63
Past service costs for post-employment benefit plan amendments	16	166	18	154
Other	(15)	14	(98)	(47)
Operating income/(loss)	182	141	580	(482)
Interest expense	(28)	(31)	(120)	(124)
Other financial income & expense	(13)	(6)	(42)	(29)
Income/(loss) before taxes	141	104	418	(635)

Net sales by region(1)

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2021		2020		2021		2020
United States	919	43%	844	44%	3,651	44%	2,975	44%
International	1,215	57%	1,081	56%	4,571	56%	3,788	56%
Net sales to third parties	2,134	100%	1,925	100%	8,222	100%	6,763	100%
(1) Net sales to third parties by location of third-party customer.
5. Dividend and earnings/(loss) per share
Dividend
On February 23, 2021, the Alcon Board of Directors proposed a dividend of CHF 0.10 per share which was subsequently approved by the shareholders at the Annual General Meeting on April 28, 2021 and paid in May 2021 for an amount of $54 million.
Earnings/(loss) per share
As of December 31, 2021, there were 490.1 million outstanding common shares, after the delivery of 0.9 million net shares vesting under the equity incentive programs during the twelve months ended December 31, 2021.
Basic earnings/(loss) per share is computed by dividing net income/(loss) for the period by the weighted average number of common shares outstanding during the period. For the three and twelve months ended December 31, 2021, the weighted average number of shares outstanding was 490.1 million and 490.0 million shares, respectively. For the three and twelve months ended December 31, 2020, the weighted average number of shares outstanding was 489.2 million and 489.0 million, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 10 to these Condensed Consolidated Interim Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and twelve months ended December 31, 2021, the weighted average diluted number of shares outstanding was 494.2 million and 493.4 million, respectively, which includes the potential conversion of 4.1 million and 3.4 million unvested equity-based awards, respectively. For the three months ended December 31, 2020, the weighted average diluted number of shares outstanding was 492.4 million, which includes the potential conversion of 3.2 million unvested equity-based awards. For the twelve months ended December 31, 2020, 2.8 million unvested equity-based awards have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.
6. Intangible assets other than goodwill
Intangible asset impairment charges
During the three months ended December 31, 2021, an impairment charge of $2 million was recognized in Research & development in the Condensed Consolidated Income Statement to fully impair a licensed technology in the Vision Care reportable segment which will no longer be used in future research and development activities. Impairments for the year ended December 31, 2021 amounted to $225 million due to additional impairments of $223 million recognized in the Condensed Consolidated Income Statement during the first nine months of 2021. An impairment charge of $178 million was recognized in the third quarter of 2021 in Research & development to fully impair a cash generating unit ("CGU") in the Surgical reportable segment upon a decision to suspend research and development efforts and commercialization of the product as Alcon prioritizes other products in the portfolio. The remaining amount of $45 million relates to an impairment charge recognized in the first quarter of 2021 in Cost of net sales for a currently marketed product CGU in the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $48 million at the time of impairment.
During the three months ended December 31, 2020, an impairment charge of $49 million was recognized in Cost of net sales for a currently marketed product CGU in the Surgical reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $65 million at the time of impairment. An impairment charge was previously recorded for this CGU in the first quarter of 2020.

Impairments for the year ended December 31, 2020 amounted to $167 million due to additional impairments totaling $118 million recognized in Cost of net sales and Research & development during the first nine months of 2020. An impairment of $61 million was recognized in the third quarter of 2020, primarily to fully impair a CGU within the Vision Care reportable segment upon termination of the associated licensing agreement. The impairment was recognized in Research & development in the Condensed Consolidated Income Statement. The remaining amount relates to impairment losses of $57 million recognized in Cost of net sales in the first half of 2020. An impairment of $41 million was recorded for a currently marketed product CGU within the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $88 million at the time of impairment in the second quarter of 2020. An impairment of $16 million of a currently marketed product CGU in the Surgical reportable segment was recognized in the first quarter of 2020 due to lower expected sales.
The recoverable amount of each CGU was determined based on the fair value less cost of disposal ("FVLCOD") method. FVLCOD was estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates used in calculating the net present value involve significant judgement by management and include assumptions with measurement uncertainty. The estimates used are considered to be consistent with market participant assumptions and include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rates, and future tax rates. Since the cash flow projections are a significant unobservable input, the fair value of the CGU was classified as Level 3 in the fair value hierarchy. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.
7. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2021 and December 31, 2020.

($ millions)	December 31, 2021	December 31, 2020
Non-current financial debts
Facility B	796	794
Facility C	395	429
Local facilities (Japan)	47	—
Series 2026 notes	496	496
Series 2029 notes	993	992
Series 2030 notes	745	744
Series 2049 notes	494	494
Revolving facility	—	—
Total non-current financial debts	3,966	3,949

Current financial debts
Local facilities:
Japan	84	101
All others	17	49
Other short-term financial debts	6	12
Derivatives	7	7
Total current financial debts	114	169
Total financial debts	4,080	4,118
Interest expense recognized for Financial debts, excluding lease liabilities, was $23 million and $95 million for the three and twelve months ended December 31, 2021, respectively, and $24 million and $94 million for the three and twelve months ended December 31, 2020, respectively.

Term Loan Facilities and Revolving facility
In February 2021 the Revolving facility was extended to March 2026. The Revolving facility remained undrawn as of December 31, 2021.
Facility B and Facility C ("Term Loan Facilities") and the Revolving facility (collectively, the "Facilities") originally bore interest rates equal to the interest rate benchmark (prevailing Euro Interbank Offered Rate (“EURIBOR”) in the case of loans denominated in EUR, USD prevailing London Interbank Offered Rate (“LIBOR”) in the case of loans denominated in USD and CHF LIBOR in the case of loans denominated in CHF), plus an applicable margin. On December 14, 2021, Alcon amended the terms of the Facilities in response to interest rate benchmark reform which includes the replacement of certain interbank offered rates (“IBOR”) with alternative benchmark rates. The amended terms incorporate a mechanism to switch from the Facilities’ original interest rates to compounded risk-free rates ("RFR"), including any relevant credit adjustment spread. The practical expedient in Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 will be applied which allows the effective interest rate to be updated to reflect the change in interest rate benchmark from IBOR to RFR without adjusting the carrying amount. Consequently, there was no change in the carrying value of the Facilities as a result of the amendment.
Local bilateral facilities
Two local bilateral facilities in Japan matured in February 2021 and were refinanced by three facilities with one and two year maturities.
8. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds, equity securities of public companies and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Investments in equity securities of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of December 31, 2021 and December 31, 2020.

	December 31, 2021
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	46	—	46
Long-term financial investments measured at FVPL	—	—	6	—	6
Long-term receivables from customers	—	—	—	110	110
Deferred compensation assets(1)	155	—	—	—	155
Non-current minimum lease payments from finance lease agreements	—	—	—	35	35
Long-term loans, advances and security deposits	—	—	—	20	20
Non-current financial assets	155	—	52	165	372
Current financial assets
Money market funds	624	—	—	—	624
Equity securities of public companies(2)	3	—	—	—	3
Current portion of long-term receivables from customers(2)	—	—	—	97	97
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	28	28
Other receivables, security deposits and current assets(2)	—	—	—	79	79
VAT receivables(2)	—	—	—	105	105
Derivative financial instruments(2)	—	3	—	—	3
Current financial assets	627	3	—	309	939
Financial assets at fair value and amortized cost or cost	782	3	52	474	1,311
Financial liabilities
Contingent consideration liabilities	—	—	(112)	—	(112)
Non-current financial debt	—	—	—	(3,966)	(3,966)
Current financial debt	—	—	—	(107)	(107)
Derivative financial instruments	—	(7)	—	—	(7)
Financial liabilities at fair value and amortized cost	—	(7)	(112)	(4,073)	(4,192)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2029, 2030, and 2049 notes recorded in Non-current financial debt with a fair value of $2,891 million and a carrying value of $2,728 million as of December 31, 2021. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2020
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	28	—	28
Long-term financial investments measured at FVPL	—	—	12	—	12
Long-term receivables from customers	—	—	—	117	117
Deferred compensation assets(1)	137	—	—	—	137
Non-current minimum lease payments from finance lease agreements	—	—	—	39	39
Long-term loans, advances and security deposits	—	—	—	22	22
Non-current financial assets	137	—	40	178	355
Current financial assets
Money market funds	625	—	—	—	625
Current portion of long-term financial investments measured at FVPL(2)	—	—	12	—	12
Current portion of long-term receivables from customers(2)	—	—	—	107	107
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	29	29
Other receivables, security deposits and current assets(2)	—	—	—	88	88
VAT receivables(2)	—	—	—	72	72
Derivative financial instruments(2)	—	3	—	—	3
Current financial assets	625	3	12	296	936
Financial assets at fair value and amortized cost or cost	762	3	52	474	1,291
Financial liabilities
Contingent consideration liabilities	—	—	(157)	—	(157)
Non-current financial debt	—	—	—	(3,949)	(3,949)
Current financial debt	—	—	—	(162)	(162)
Derivative financial instruments	—	(7)	—	—	(7)
Financial liabilities at fair value and amortized cost	—	(7)	(157)	(4,111)	(4,275)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2029, 2030, and 2049 notes recorded in Non-current financial debt with a fair value of $3,036 million and a carrying value of $2,726 million as of December 31, 2020. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of December 31, 2021, including Cash & cash equivalents, Trade receivables, Income tax receivables, and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the twelve months ended December 31, 2021.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2021	2020	2021	2020
Balance as of January 1	28	31	24	61
Additions	18	7	—	2
(Loss) recognized in Consolidated Statement of Comprehensive Income/(Loss)	—	(10)	—	—
Unrealized (losses) in Consolidated Income Statement	—	—	(3)	(5)
Amortization	—	—	(12)	(34)
Settlement	—	—	(3)	—
Balance as of December 31	46	28	6	24
Financial liabilities

	Contingent consideration liabilities
($ millions)	2021	2020
Balance as of January 1	(157)	(243)
Accretion for passage of time	(12)	(17)
Adjustments for changes in assumptions	42	63
Payments	15	40
Balance as of December 31	(112)	(157)
Changes in contingent consideration liabilities in the current period include adjustments for changes in assumptions of $42 million, primarily due to revised expectations for achievement of commercial milestones related to the impaired CGU in the Surgical reportable segment discussed in Note 6 and timing of settlement for development and commercial milestones. The current year also included a payment of $15 million related to achievement of a development milestone. As of December 31, 2021, the probability of success for various development and commercial milestones ranges from 55% to 80% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year period included adjustments for changes in assumptions of $63 million primarily related to revised expectations for achievement of development and commercial milestones and timing of settlement for milestones, and payments of $40 million related to achievement of development milestones.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2025 through 2033 for contingent consideration obligations as of December 31, 2021.
Derivatives
As of December 31, 2021 and 2020, the net value of unsettled positions for derivative forward contracts and swaps was $4 million, including $3 million of unrealized gains in Other current assets and $7 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivative financial instruments, however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2021 or December 31, 2020.

Nature and extent of risks arising from financial instruments
Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments during the period.
9. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
9.1     Depreciation, amortization, impairments and fair value adjustments

	Twelve months ended December 31
($ millions)	2021	2020

Property, plant & equipment	323	299
Right-of-use assets	81	79
Intangible assets	815	1,245
Financial assets	3	5
Other non-current assets	(2)	(2)
Total	1,220	1,626
9.2     Change in net current assets and other operating cash flow items

	Twelve months ended December 31
($ millions)	2021	2020

(Increase) in inventories	(326)	(159)
(Increase)/decrease in trade receivables	(198)	43
Increase/(decrease) in trade payables	60	(21)
Net change in other operating assets	(24)	127
Net change in other operating liabilities	174	(35)
Total	(314)	(45)

10. Equity-based compensation
As described in Note 24 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the twelve months December 31, 2021 and 2020:

	Twelve months ended December 31
(shares in millions)	2021	2020
Unvested at January 1	5.4	4.7
Granted	1.9	2.1
Vested	(1.3)	(1.1)
Forfeited	(0.4)	(0.3)
Unvested at December 31	5.6	5.4
11. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 15, 2022 of significant legal proceedings of the Alcon business to which Alcon or any of its subsidiaries are a party and should be read in conjunction with Note 19 to the Consolidated Financial Statements in the Form 20-F.
Contact lenses class actions
Since the first quarter of 2015, more than 50 class action complaints have been filed in several courts across the US naming as defendants contact lens manufacturers, including Alcon, and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested. Trial is set for March 28, 2022.
JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to source code used in the LenSx Laser System as well as additional claims of patent infringement. Also beginning on June 23, 2020, JJSVI filed claims in Mannheim, Germany, alleging that Alcon directly infringes certain European patents through its manufacture and sale of LenSx. In these cases, JJSVI seeks monetary and injunctive relief. Alcon intends to defend all of these cases vigorously and has asserted various patent infringement and invalidity claims against JJSVI in Europe and the United States. The Delaware court has stayed the parties' US patent claims pending final written decisions by the Patent Trial and Appeal Board of the US Patent and Trademark Office in various ongoing inter partes review proceedings pertaining to the patents in the suit. Trial on the copyright claims in the Delaware action is set for February 2023.

Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. The court denied in part Alcon’s motion to dismiss Hoya’s complaint on September 20, 2021. Trial is set for April 2023. Alcon intends to defend the case vigorously.
Asia / Russia investigation
In 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the US Department of Justice (“DoJ”) and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services and relationships with third party distributors, both before and after Alcon became part of the Novartis Group. The Investigations by the DoJ and the SEC have concluded. On June 25, 2020, Alcon entered into a three-year Deferred Prosecution Agreement with the DoJ regarding a charge that Alcon Pte Ltd. conspired to falsify financial books and records in violation of the US Foreign Corrupt Practices Act. The charge relates to payments made by a former distributor to health care providers in Vietnam between 2007 and 2014. Alcon agreed to pay the DoJ a penalty of $8.925 million, for which Novartis has indemnified Alcon.
Increases to provisions for legal matters in 2021 primarily include $50 million recorded in the third quarter. The prior year period included a $8.925 million penalty paid to the DoJ related to the Asia / Russia investigation, for which Novartis indemnified Alcon. Alcon believes that its total provisions for legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.
12. Subsequent events
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. Pursuant to the terms and subject to the conditions of the Option Agreement and Plan of Merger, as amended, Alcon agreed to pay total upfront consideration of $478 million and additional amounts to be potentially paid upon achievement of a development milestone and commercial milestones calculated as a percentage of sales in excess of defined targets that expire in calendar year 2024. The acquisition will be accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired on the closing of the acquisition is concentrated in the value of the Hydrus Microstent commercially marketed product intangible assets, being a group of identifiable assets. Consequently, a relative fair value approach was taken for allocating the consideration to the acquired assets and liabilities with no goodwill recognized. The preliminary purchase price allocation includes approximately $449 million of intangible assets, primarily related to currently marketed products, approximately $39 million of tangible assets, and approximately $10 million of assumed liabilities. Cash paid for the acquisition, net of cash acquired, was $475 million.
Board of Directors approval of AGM agenda
On February 15, 2022, the Alcon Board of Directors approved the proposal to submit the 2021 financial statements of Alcon Inc. and Alcon's Consolidated Financial Statements for approval at the Annual General Meeting on April 27, 2022 and authorized these unaudited Condensed Consolidated Interim Financial Statements for release. Additionally on February 15, 2022, the Board proposed a dividend of CHF 0.20 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $108 million using the CHF/USD exchange rate as of February 10, 2022.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results
Three months ended December 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(7)	Core results
Gross profit	1,206	134	—	—	—	—	—	1,340
Operating income	182	138	2	13	28	(16)	1	348
Income before taxes	141	138	2	13	28	(16)	1	307
Taxes(8)	(2)	(25)	—	(2)	(5)	2	—	(32)
Net income	139	113	2	11	23	(14)	1	275
Basic earnings per share ($)	0.28							0.56
Diluted earnings per share ($)	0.28							0.56
Basic - weighted average shares outstanding (millions)(9)	490.1							490.1
Diluted - weighted average shares outstanding (millions)(9)	494.2							494.2

Adjustments to arrive at core operating income
Selling, general & administration	(813)	—	—	7	—	—	—	(806)
Research & development	(180)	4	2	—	—	—	2	(172)
Other income	25	—	—	—	—	(16)	(1)	8
Other expense	(56)	—	—	6	28	—	—	(22)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Three months ended December 31, 2020

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ- ment benefits(5)	Other items(7)	Core results
Gross profit	875	249	49	2	—	—	14	1,189
Operating income	141	249	49	36	15	(166)	(37)	287
Income before taxes	104	249	49	36	15	(166)	(37)	250
Taxes(8)	(9)	(41)	(12)	(6)	(3)	40	(16)	(47)
Net income	95	208	37	30	12	(126)	(53)	203
Basic earnings per share ($)	0.19							0.41
Diluted earnings per share ($)	0.19							0.41
Basic - weighted average shares outstanding (millions)(9)	489.2							489.2
Diluted - weighted average shares outstanding (millions)(9)	492.4							492.4

Adjustments to arrive at core operating income
Selling, general & administration	(737)	—	—	8	—	—	—	(729)
Research & development	(155)	—	—	—	—	—	(19)	(174)
Other income	210	—	—	—	—	(166)	(32)	12
Other expense	(52)	—	—	26	15	—	—	(11)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Twelve months ended December 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transfor-mation costs(4)	Post-employ-ment benefits(5)	Legal items(6)	Other items(7)	Core results
Gross profit	4,652	520	45	—	—	—	—	(1)	5,216
Operating income	580	529	225	36	68	(16)	50	(29)	1,443
Income before taxes	418	529	225	36	68	(16)	50	(29)	1,281
Taxes(8)	(42)	(95)	(51)	(6)	(13)	2	(12)	(1)	(218)
Net income	376	434	174	30	55	(14)	38	(30)	1,063
Basic earnings per share ($)	0.77								2.17
Diluted earnings per share ($)	0.76								2.15
Basic - weighted average shares outstanding (millions)(9)	490.0								490.0
Diluted - weighted average shares outstanding (millions)(9)	493.4								493.4

Adjustments to arrive at core operating income
Selling, general & administration	(3,076)	—	—	19	—	—	—	—	(3,057)
Research & development	(842)	9	180	—	—	—	—	(29)	(682)
Other income	43	—	—	—	—	(16)	—	(2)	25
Other expense	(197)	—	—	17	68	—	50	3	(59)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Twelve months ended December 31, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ- ment benefits(5)	Other items(7)	Core results
Gross profit	2,940	1,001	106	13	—	—	32	4,092
Operating (loss)/income	(482)	1,021	167	217	49	(154)	(29)	789
(Loss)/income before taxes	(635)	1,021	167	217	49	(154)	(29)	636
Taxes(8)	104	(172)	(34)	(37)	(10)	38	(13)	(124)
Net (loss)/income	(531)	849	133	180	39	(116)	(42)	512
Basic (loss)/earnings per share ($)	(1.09)							1.05
Diluted (loss)/earnings per share ($)	(1.09)							1.04
Basic - weighted average shares outstanding (millions)(9)	489.0							489.0
Diluted - weighted average shares outstanding (millions)(9)	489.0							491.8

Adjustments to arrive at core operating income
Selling, general & administration	(2,694)	—	—	22	—	—	—	(2,672)
Research & development	(673)	20	61	—	—	—	(25)	(617)
Other income	235	—	—	—	—	(166)	(36)	33
Other expense	(290)	—	—	182	49	12	—	(47)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs, primarily related to IT and third party consulting fees, following completion of the Spin-off.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes impacts from pension and other post-employment benefit plan amendments.
(6)Includes an increase in provisions for legal matters.
(7)For the three months ended December 31, 2021, Research & development includes the amortization of option rights. Other income includes fair value adjustments of financial assets.
For the three months ended December 31, 2020, Gross profit includes losses on disposal of property, plant & equipment and a fair value adjustment of a contingent consideration liability. Research & development includes a $26 million fair value adjustment of a contingent consideration liability, partially offset by $7 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and fair value adjustments of financial assets.
For the twelve months ended December 31, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Research & development includes fair value adjustments to contingent consideration liabilities of $41 million, partially offset by $12 million for the amortization of option rights. Other income and Other expense include fair value adjustments of financial assets.
For the twelve months ended December 31, 2020, Gross profit includes $35 million primarily for losses on disposal of property, plant & equipment, partially offset by $3 million in fair value adjustments to contingent consideration liabilities. Research & development includes $60 million in fair value adjustments to contingent consideration liabilities, partially offset by $35 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and fair value adjustments of financial assets.
(8)For the three months ended December 31, 2021, total tax adjustments of $30 million include tax associated with operating income core adjustments of $166 million with an average tax rate of 18.1%.
For the three months ended December 31, 2020, total tax adjustments of $38 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $146 million totaled $25 million with an average tax rate of 17.1%. Core tax adjustments for discrete items totaled $13 million, primarily related to a change in estimate related to periods prior to the Spin-off.
For the twelve months ended December 31, 2021, total tax adjustments of $176 million include tax associated with operating income core adjustments of $863 million with an average tax rate of 20.4%.
For the twelve months ended December 31, 2020, total tax adjustments of $228 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.3 billion totaled $221 million with an average tax rate of 17.4%. Core tax adjustments for discrete items totaled $7 million.
(9)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

EBITDA

	Three months ended December 31		Twelve months ended December 31
($ millions)	2021	2020	2021	2020

Net income/(loss)	139	95	376	(531)
Taxes	2	9	42	(104)
Depreciation of property, plant & equipment	82	78	323	293
Depreciation on right-of-use assets	20	22	81	79
Amortization of intangible assets	154	263	590	1,078
Impairments of property, plant & equipment, and intangible assets	2	54	225	173
Interest expense	28	31	120	124
Other financial income & expense	13	6	42	29
EBITDA	440	558	1,799	1,141

Cash flow and net (debt)/liquidity

	Twelve months ended December 31
($ millions)	2021	2020

Net cash flows from operating activities	1,345	823
Net cash flows used in investing activities	(1,198)	(572)
Net cash flows (used in)/from financing activities	(123)	466
Effect of exchange rate changes on cash and cash equivalents	(6)	18
Net change in cash and cash equivalents	18	735
Change in derivative financial instrument assets	—	2
Change in equity securities of public companies	3	—
Change in current and non-current financial debts	38	(639)
Change in net (debt)	59	98
Net (debt) at January 1	(2,558)	(2,656)
Net (debt) at December 31	(2,499)	(2,558)

Net (debt)/liquidity

($ millions)	At December 31, 2021	At December 31, 2020

Current financial debt	(114)	(169)
Non-current financial debt	(3,966)	(3,949)
Total financial debt	(4,080)	(4,118)

Less liquidity:
Cash and cash equivalents	1,575	1,557
Equity securities of public companies	3	—
Derivative financial instruments	3	3
Total liquidity	1,581	1,560
Net (debt)	(2,499)	(2,558)
Free cash flow
The following is a summary of free cash flow for the twelve months ended December 31, 2021 and 2020, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2021	2020

Net cash flows from operating activities	1,345	823
Purchase of property, plant & equipment	(700)	(479)
Proceeds from sale of property, plant & equipment	—	6
Free cash flow	645	350

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, our expectations concerning our future performance and the effects of the COVID-19 pandemic on our businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the U.S. Department of Justice; our success in completing and integrating strategic acquisitions; the impact of a disruption in our global supply chain or important facilities; the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; global and regional economic, financial, legal, tax, political and social change; the commercial success of our products and our ability to maintain and strengthen our position in our markets; the success of our research and development efforts, including our ability to innovate to compete effectively; pricing pressure from changes in third party payor coverage and reimbursement methodologies; ongoing industry consolidation; our ability to properly educate and train healthcare providers on our products; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our reliance on outsourcing key business functions; changes in inventory levels or buying patterns of our customers; our ability to attract and retain qualified personnel; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; our ability to protect our intellectual property; the effects of litigation, including product liability lawsuits and governmental investigations; our ability to comply with all laws to which we may be subject; effect of product recalls or voluntary market withdrawals; the implementation of our enterprise resource planning system; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; legislative, tax and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a U.S. corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 24,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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